UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 05, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Dealings in securities

Johannesburg, 5 April 2018. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Messrs NJ Froneman, C Keyter and C Farrel have accepted Performance and Bonus Shares granted on 1 March 2018 ("the Grant Date"), in terms of the Sibanye Gold 2017 Share Plan as set out below.

The award is subject to the application of a performance condition on vesting that will range from 0 to 100%. The performance condition is 70% based on Sibanye-Stillwater's total return to shareholders over the 3 year vesting period compared to a peer group comprised of eight comparable South African listed mining companies and 30% based on the extent to which Sibanye-Stillwater's return on capital employed has exceeded the company's cost of capital. In addition, 20% of the vesting is subject to forfeiture in the event of material and significant environmental, social or governance malpractice over the vesting period at the discretion of the Remuneration Committee.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares. Both grants were made at the 3 day VWAP prior to grant date of R11.4168.

Details of the transaction are set out below:

Name	**NJ Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
No of Performance Shares granted	4 270 023
No of Bonus Shares granted	549 919
Deemed value of Bonus Shares granted	R6 278 315.24
Performance Share and Bonus Share strike price	Nil
Date of acceptance of grant	5 April 2018
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
No of Performance Shares granted	2 174 164
No of Bonus Shares granted	269 450
Deemed value of Bonus Shares granted	R3 076 256.76
Performance Share and Bonus Share strike price	Nil
Date of acceptance of grant	3 April 2018
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

Name	**C Farrel**
Position	Company Secretary
Company	Sibanye Gold Limited
No of Performance Shares granted	395 699
No of Bonus Shares granted	65 122
Deemed value of Bonus Shares granted	R743 484.85
Performance Share and Bonus Share strike price	Nil
Date of acceptance of grant	3 April 2018
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995, including the statements related to expected production volumes]. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 05, 2018

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer